SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>May 14, 2003</u>

<u>Consumers Bancorp, Inc.</u>

(Exact name of registrant as specified in its charter)

Ohio	033-79130	34-1771400
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

614 East Lincolnway, Minerva, Ohio	44657
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code <u>330-868-7701</u>

Former name or former address, if changed since last report <u>Not Applicable</u>

Item 5. Other Events

On May 14, 2003, Consumers Bancorp Inc.'s and Consumers National Bank's Board of Directors appointed Steven Muckley as CEO of both entities, effective August 11, 2003. Mark S. Kelly continues as President of Consumers Bancorp Inc. and Consumers National Bank and will continue to serve as a director of Consumers Bancorp Inc. and Consumers National Bank.

Item 7. Financial Statements and Exhibits

c. Exhibit 99 Press Release dated May 20, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Consumers Bancorp Inc.

Date: May 20, 2003   /s/ Laurie L. McClellan

Laurie L. McClellan, Chairman of the Board